                                                                    EXHIBIT 5.30
Mr. Mike McLean
President and CEO
PCSupport.com, Inc.
4400 Dominion Street, Suite 280
Burnaby BC V5G 4G3

Dear Mike:

     This letter, when accepted on behalf of PCSupport.com (the "Company") as provided below, will constitute the agreement with respect to the engagement of Sitrick And Company, Inc., a California corporation ("Sitrick") as corporate communications advisor, specialist and consultant on the following terms and conditions:

1. The Company, effective as of October 6, 1999, has retained Sitrick to provide advice and public relations services.

2. Company shall pay Sitrick a non-refundable retainer of $15,000 in cash In addition, in the event that the Company continues to retain Sitrick after 90 days of the date of this Agreement, then the Company will issue 5000 common shares to Sitrick in each of the months of January, 2000, and February, 2000, for a total of 10,000 common shares. Such shares will have piggy-back registration rights prorata with other rights holders, without cost or expense.

     Sitrick's time charges will be billed against the retainer at the hourly rate range of $150 to $460, depending on the person performing the services. When the retainer has been applied against time charges, additional time charges in any year will be billed as incurred and are payable within twenty days after receipt. Charges are computed on a portal-to-portal basis for any travel time for meetings held outside of Sitrick's offices. Time is billed by Sitrick in increments of one-quarter of an hour.

     Please review our bills each month upon receipt. If you have any questions, please feel free to call. However, unless you make some objection to me in writing within twenty days of receipt of the bill, it will be presumed you have no objections to it and agree to its reasonableness and conformity to our agreement.

3. The Company shall reimburse Sitrick within twenty days of receipt of invoice for reasonable out of pocket costs and expenses incurred by Sitrick in connection with its engagement hereunder, including , travel costs, production costs, long distance and photocopy charges, advertisements and other out-of-pocket costs and expenses. Expenses greater than $250 must have prior approval. Reimbursable costs are not applied against the retainer and will be billed monthly by Sitrick.

4. Sitrick's engagement hereunder may be terminated by either party on 30 days prior written notice. All provisions of this letter relating to the payment of fees and expenses and indemnification, including issuance of stock and piggy-back rights, will survive any termination of the engagement by either party.

5. In the event any employee of Sitrick is required or requested to participate or provide testimony or other evidence in any action, arbitration or other proceeding relating, directly or indirectly, to our engagement, whether or not our engagement has been terminated, the Company shall pay Sitrick for the time spent in preparing for and providing such participation or testimony, at Sitrick's then standard billing rates, and for any costs and expenses incurred in connection therewith.

6. Company agrees to indemnify and hold harmless Sitrick, its shareholders, officers, directors, employees and agents (each such entity or person being referred to as an "Indemnified Person") from and against

October 6, 1999
Page 2

     any and all losses, claims, damages, liabilities, costs and expenses (including, but not limited to, reasonable attorney's fees) which any Indemnified Person may be subject to or incur in connection with the services to be rendered by Sitrick to Company. This paragraph shall not apply to any such losses, claims, damages, liabilities, costs or expenses of any Indemnified Person that are judicially determined to have resulted from Sitrick's or such other Indemnified Person's gross negligence or willful misconduct.

7. Each of the parties hereto agrees to keep this letter agreement, and the terms and conditions hereof, strictly confidential, except only as may be necessary to enforce this letter, and as may be required by law or regulation including compliance with all regulations of the Securities and Exchange Commission. Each of the parties agrees not to solicit for employment, nor employ, any employee of the other during the pending of Sitrick's engagement and for a period of two years thereafter. Any sums not paid to Sitrick within ten days when due shall bear interest at the rate of ten percent per annum. If action be commenced to enforce any provision of this letter agreement, the prevailing party shall be entitled to reasonable attorney fees. Any controversy, claim or dispute relating to this letter agreement shall be resolved by binding arbitration in accordance with the rules of the American Arbitration Association pursuant to an arbitration conducted in Los Angeles County, California. Judgment upon such arbitration may be entered in the Superior Court for Los Angeles, County, California, which the parties agree has, and hereby consent to, jurisdiction over all such matters. This letter agreement shall be interpreted and enforced in accordance with the substantive laws of the State of California applicable to contracts made and to be performed therein.

                                    Very truly yours,

                                    Sitrick And Company

                                    By /s/ Michael Sitrick
                                       --------------------------------------
                                       Michael Sitrick, Chairman
                                       and Chief Executive Officer

Agreed to and accepted this


________ day of ________________
"Company"

________________________________


By  /s/ Mike McLean
  ------------------------------
Mr. Mike McLean

October 6, 1999
Page 3

President and CEO
PCSupport.com
4400 Dominion Street, Suite 280
Burnaby BC V5G 4G3

Re:  PCSupport.com


                                    INVOICE


           Retainer for the period beginning:

           October 6, 1999.................................$15,000.00

           TOTAL DUE.......................................$15,000.00

                        Please wire transfer funds to:

                           SITRICK AND COMPANY, INC.
                        CITY NATIONAL BANK HEADQUARTERS
                           Beverly Hills, California
                                ABA # 122016066
                             Credit A/C 019-416127
                              CENTURY CITY OFFICE
                               Attn. Ricki Vogel
                             Phone (310) 888-6886

                                      or

                         Please make check payable to:

                              SITRICK AND COMPANY
                      2029 Century Park East, Suite 1750
                             Los Angeles, CA 90067
                                (310) 788-2850
                            Fed. ID No. 95-4198788